UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Directorate change dated 22 October 2026

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AND THE PERSON RESPONSIBLE FOR MAKING THIS

ANNOUNCEMENT IS RACHEL CANHAM, GROUP GENERAL COUNSEL AND COMPANY SECRETARY.

Directorate Change: Retirement of Chief Financial Officer

Rentokil Initial plc (the "Company") (FTSE / NYSE: "RTO") today announces that Paul Edgecliffe-Johnson, Chief Financial Officer (CFO), has informed the Board of his intention to retire from his full-time executive role and step down from the Board with effect from 31 January 2027 for family health reasons.

Paul will remain with the Company and as part of the Executive Leadership Team in a senior advisory capacity following his departure from the Board to ensure an orderly succession and continuity of financial leadership.

The Board has initiated a formal search process to identify and appoint a permanent successor.

Should a permanent successor not have taken up the position by the time of Paul's retirement, starting 1 February 2027, the role of Chief Financial Officer will be assumed on an interim basis by Sarah Sergeant, ensuring a seamless transition. Sarah is a highly experienced finance executive, currently the Company's Group Financial Controller, a role she has held since December 2024. She previously served as Chief Financial Officer of Watkins Jones plc, following 14 years at Compass Group in a broad range of senior finance roles.

Thérèse Esperdy, Chair of Rentokil Initial plc, commented:

"On behalf of the entire Board, I want to express our support and gratitude to Paul.  While we are sad to see him retire, we fully understand and respect his decision to prioritise his family. Paul has brought strong financial discipline and strategic focus to Rentokil Initial.  We are pleased Paul has agreed to remain with the business as a senior advisor so that we continue to benefit from his counsel as we transition to a permanent successor, the search for which is already underway."

Mike Duffy, Chief Executive of Rentokil Initial plc, added:

"Paul has been an outstanding partner since I took over as CEO and while I am naturally sad to see him retire, I am pleased that Paul will continue to support us. His deep financial expertise, analytical rigour and strategic guidance have been invaluable to me and the Board. We entirely respect Paul's decision to retire at this time and we wish him and his family the very best. Sarah's experience, skills and detailed understanding of Rentokil make her ideally suited to take on the role of Interim CFO. I look forward to working alongside her."

Paul Edgecliffe-Johnson, Chief Financial Officer, said:

"It has been a privilege to serve as Chief Financial Officer of Rentokil Initial.  However, for family health reasons, I have decided to retire from full-time executive life. I am grateful for the support from Thérèse, Mike and the Board, and I have every confidence that the business is well-positioned to deliver on its strategic objectives to accelerate organic growth, improve margins and free cash flow and deliver on the clear opportunity for shareholder value creation. I look forward to continuing to work with the team in an advisory capacity to ensure an orderly transition."

Remuneration details will be disclosed on the Company's website in due course in compliance with Section 430(2B) of the Companies Act 2006, and the Directors' Remuneration Report within the Company's Annual Report and Accounts.

Enquiries:

For further information, please contact:

Investors / Analysts:
Heather Wood, Head of Investor Relations, Rentokil Initial plc, +44 7808 098793
Jamie Lewis, Senior Manager Investor Relations, Rentokil Initial plc, +44 7341 071944

Media:
Malcolm Padley, Director of Communications, Rentokil Initial plc, +44 7788 978 199

About Rentokil Initial plc

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 October 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary